FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2020

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 29 September, 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 29 September 2020
Unification shareholder meetings and timetable

Exhibit 99

Unification of Unilever's Corporate Structure - Changes to the Unilever PLC shareholder meetings on 12 October 2020 and updated timetable for Unification

London/Rotterdam, 29 September 2020

On 11 June 2020, Unilever announced plans to unify its Group legal structure under a single parent company, Unilever PLC ("Unification"), to be implemented through a cross-border merger (the "Cross-Border Merger"). On 10 August 2020, Unilever published a circular to shareholders of Unilever NV and Unilever PLC (the "Circular") and a prospectus for Unilever PLC (the "Prospectus") in connection with Unification. Shareholders in Unilever N.V. voted to approve Unification at the extraordinary general meeting of Unilever N.V. held on 21 September 2020.

Unilever PLC Meetings to be held electronically

Unilever today announces the following changes to the shareholder meetings of Unilever PLC to be held on 12 October 2020.

The wellbeing of our shareholders, staff and partners is of vital importance to us. Following the extension of the relevant UK legislation relating to the holding of shareholder meetings in light of the ongoing COVID-19 pandemic, the PLC Court Meeting and the PLC General Meeting will each be held by electronic means only.

This means that, as a change from the notice of the PLC Court Meeting and the notice of the PLC General Meeting set out in the Circular, shareholders of Unilever PLC cannot attend the PLC Meetings in person at the venue stated in such notices. Any shareholder attempting to attend the PLC Meetings in person will not be granted access.

Voting arrangements

There will be no live voting at the PLC Meetings. Accordingly, shareholders are therefore strongly encouraged to register their votes on the resolutions to be put to the PLC Meetings in advance by appointing the chairman of the meeting as their proxy. Shareholders may appoint a proxy by completing and signing the proxy forms that accompanied the Notices of Meeting in accordance with the instructions printed on the proxy forms. If you have already returned a proxy form appointing a person other than the chairman of the meeting as your proxy, you can complete and return a new proxy form to appoint the chairman of the meeting and which will replace and revoke your original proxy form. Alternatively, shareholders of Unilever PLC can register their proxy votes through the electronic voting facility via www.unilever.com/unification or through the CREST proxy voting system if their shares are held in CREST.

Please ensure your proxy appointments reach Computershare as soon as possible and in any event by no later than 2:30pm (London time) on 10 October 2020 for the PLC Court Meeting and no later than 2:45pm (London time) on 10 October 2020 for the PLC General Meeting. Further information can be found in the relevant Notice of Meeting which is available on www.unilever.com/unification. If you require additional proxy forms, please contact Computershare as the registrars of Unilever PLC.

How to join the PLC Meetings and submit questions in advance

Unilever understands that the PLC Meetings also serve as a forum for shareholders to engage with members of the board of directors on Unification and related topics. Therefore, the PLC Court Meeting and PLC General Meeting can each be followed live on Unilever's website (www.unilever.com/unification).

The PLC Court Meeting and PLC General Meeting will commence with statements by the Chairman and CEO and will be followed by responses to written questions which shareholders will be able to submit in advance of the relevant meeting. Any questions should relate to the business of the relevant meeting and be submitted in English by no later than 9:00 am (London time) on 8 October 2020 via shareholder.services@unilever.com. Shareholders should indicate clearly which meeting their question is in relation to. Unilever may summarise and bundle questions thematically or set further conditions to facilitate the smooth running of the PLC Meetings. Shareholders who have submitted questions before the deadline mentioned above will be entitled to ask follow-up questions during the PLC Meetings in accordance with instructions that they will receive prior to the meetings, insofar as the running of the meetings allows.

Updated Timetable

Unilever is also announcing changes to the anticipated timetable for implementation of Unification. These changes are a result of restrictions on the availability of UK High Court hearings owing to the ongoing COVID-19 pandemic. Accordingly, the hearing of the UK High Court to certify that PLC's pre-merger steps have been completed is now expected to be held on Friday 23 October 2020 and the hearing of the UK High Court to approve the Cross-Border Merger is now expected to be held on Monday 2 November 2020. As a result, and subject to the UK High Court's approval, the Cross-Border Merger is expected to become effective on 29 November 2020.

Further details of the updated, anticipated timetable for Unification are set out in the table below. The dates and times given are based on current expectations and may be subject to change. Capitalised terms used but not defined in this announcement have the meanings set out in the Circular.

Principal events	Expected time and/or date
UK High Court hearing to certify that pre-merger steps have been completed by PLC	23 October 2020
Dutch notary to certify that pre-merger steps have been completed as regards NV	23 October 2020
UK High Court hearing to approve the Cross-Border Merger	2 November 2020
Last day for dealings in, and for registration of, transfers of the NV Shares and NV NYRSs	27 November 2020
CBM Effective Date	29 November 2020
Admission of the New PLC Shares on the LSE's Main Market	8.00 a.m. (London time) on 30 November 2020
Listing of PLC Shares (including the New PLC Shares) and start of conditional dealings in the PLC Shares on Euronext in Amsterdam	30 November 2020
Commencement of dealings of the New PLC Shares on the LSE	30 November 2020
Admission of New PLC ADSs to the NYSE and commencement of dealings in New PLC ADSs on the NYSE	8.30 a.m. (New York time) on 30 November 2020
Commencement of unconditional dealing in the PLC Shares on Euronext in Amsterdam and crediting of New PLC Shares to the Euroclear Nederland accounts of NV Shareholders	2 December 2020
Last day for despatch of share certificates in respect of New PLC Shares to NV Shareholders holding shares in registered form	6 December 2020
Last day for payment of Cash Compensation	11 December 2020

Enquiries: Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom	Unilever NV Weena 455 3013 AL Rotterdam The Netherlands

Media:   Media Relations team

UK
+44 7825 273 767   lucila.zambrano@unilever.com
+44 7779 999 683   JSibun@tulchangroup.com
NL
+31 10 217 4844   els-de.bruin@unilever.com
+31 62 375 8385   marlous-den.brieman@unilever.com

Investors: Investor Relations team +44 20 7822 6830 investor.relations@unilever.com

SAFE HARBOUR
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences. Unilever's ability to innovate and remain competitive. Unilever's investment choices in its portfolio management. the effect of climate change on Unilever's business. Unilever's ability to find sustainable solutions to its plastic packaging. significant changes or deterioration in customer relationships. the recruitment and retention of talented employees. disruptions in our supply chain and distribution. increases or volatility in the cost of raw materials and commodities. the production of safe and high quality products. secure and reliable IT infrastructure. execution of acquisitions, divestitures and business transformation projects. economic, social and political risks and natural disasters. financial risks. failure to meet high and ethical standards. and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission (the "SEC"), including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

IMPORTANT INFORMATION

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom. In connection with Unification, Unilever PLC expects to issue ordinary shares (including ordinary shares represented by American Depositary Shares) to security holders of Unilever N.V. in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Unification has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of Unification. Any representation to the contrary is a criminal offence in the United States.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Regulation (EU) No. 2017/1129, as amended. Any purchase of securities of Unilever PLC should only be made on the basis of information that is contained in the Prospectus. The Prospectus contains detailed information about Unilever PLC and its management, as well as financial statements and other financial data. A copy of the Prospectus is available on the website of the Unilever Group at www.unilever.com/unification/documents. It may be unlawful to distribute these materials in certain jurisdictions. References to information and/or documents that are available on the Unilever Group's website are included in this announcement as an aid to their location. Such information or the contents of any such documents are not incorporated by reference in, and do not form part of, this announcement.